May 23, 2019

Torsten Kuenzlen
Chief Executive Officer
Sundial Growers Inc.
#200, 919 11 Avenue SW
Calgary, AB
Canada T2R 1P3

       Re: Sundial Growers Inc.
           Draft Registration Statement on Form F-1
           Submitted April 29, 2019
           CIK No. 0001766600

Dear Mr. Kuenzlen:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Prospectus Summary
Our Company, page 1

1. Please balance your disclosure regarding your supply agreements, your tailored supply chains and your strong distribution partnerships to clarify, if true, that only the agreement with the Alberta Gaming, Liquor and Cannabis Commission contains an initial purchase commitment, that your other supply agreements do not require a minimum or fixed volume of products, that you have had to settle a breach of contract claim related to the non-delivery of cannabis pursuant to a supply agreement and that you have received a notice of a legal proceeding alleging a breach of a supply agreement. Torsten Kuenzlen
FirstName LastNameTorsten Kuenzlen
Sundial Growers Inc.
Comapany NameSundial Growers Inc.
May 23, 2019
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Our Industry, page 2

2. Please revise your industry description here and elsewhere in the prospectus so as not to lead with information about the global cannabis market. In this regard, we note that currently regulations appears to prevent you from legally participating in most of this market. Instead, please focus your industry description on the markets you are currently addressing or have a reasonable expectation of being able to address in the near future, providing estimated timetable for market entry if feasible and why you believe the market is legally available to you.
3. We note your disclosure that CBD products have become available in the United
         Kingdom, Germany, Spain and many other countries and that by 2023 the European CBD will reach $2.3 billion. However, your world map on page 2 seems to indicate that in
         Europe marijuana is only allowed for medical purposes. Please revise for clarity and consistency.
Help, page 3

4. Please balance your disclosure here and elsewhere in the prospectus about your intent to leverage Bridge Farm's legacy relationships with retailers such as Tesco, Morrisons, Asda
         (a Walmart subsidiary), Lidl, Amazon and Aldi by, for example, clarifying whether you have communicated with any of these retailers about selling your products and the responses your received, or by otherwise clarifying the basis for your belief that these retailers currently would be open to selling your products. Please add related risk factor disclosure as necessary.
Play, page 3

5. We note your disclosure that you intend to sell additional products in a wide-range of formats, such as pre-rolls, tinctures, capsules, vape cartidges and sublinguals. Please clarify whether these formats are currently permitted in Canada.
Heal, page 4

6. Please disclose whether you or Pathway Rx has submitted any potential drug candidates to the appropriate regulatory body or bodies to receive approval for any of the indications disclosed on page 4, and, if you have submitted any drug candidates, please identify the country or countries in which you seek approval, and include a brief summary of the approval process, including the current stage of any such drug candidates. In addition, if developing pharmaceuticals is or is intended to be a material part of your business, please revise your Regulatory section to discuss the drug approval process in the relevant jurisdictions.
 Torsten Kuenzlen
FirstName LastNameTorsten Kuenzlen
Sundial Growers Inc.
Comapany NameSundial Growers Inc.
May 23, 2019
May 23, 2019 Page 3
Page 3
FirstName LastName
Our Strengths
Experienced management team brings a differentiated, holistic CPG approach to the emerging cannabis industry, page 4

7. Please tell us the basis for your belief that you are the only cannabis company with a leadership team that has holistic CPG expertise in the areas specified on page 4.
Our Growth Strategies
Acquisition of Bridge Farm, page 7

8. We note your disclosure that you intend to leverage Bridge Farm's legacy relationships with retailers such as Tesco, Morrisons, Asda (a Walmart subsidiary), Lidl, Amazon and
         Aldi to launch CBD product sales in the United Kingdom. Please revise to clarify, if true, that these retailers sell Bridge Farms's other products and do not currently sell Bridge
         Farm's CBD. In addition, please disclose, here, if true that you intend to transition Bridge
         Farm's existing revenue producing facilities to hemp cultivation. Acquisition of Interest in Pathway Rx, page 8

9. Please identify the other party or parties in the Pathway Rx joint venture, and provide disclosure regarding the material terms of the the joint venture, including how the profits, losses, votes and expenses of the joint venture are allocated between the parties. In addition, please provide quantitative information regarding the royalty percentages you are required pay under the Pathway Rx License Agreement. Also, in an appropriate section of your prospectus, please disclose the material terms of your Professional
         Services Agreement with AppColony Inc. and your credit agreement with the Bank of
         Montreal, and file your Note Purchase Agreement with Auxly as an exhibit to your registration statement, if required by Item 601 of Regulation S-K. Implications of Being an Emerging Growth Company and a Foreign Private Issuer, page 9

10. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Risk Factors
Risks Related to Our Business and Our Industry
Our business is subject to a variety of U.S. and foreign laws, page 22

11. We note your disclosure that you believe that you are not subject to the CSA or CSIEA because you have no business operations in the United States and you do not distribute any products in the United Statement. Please expand your discussion in this risk factor to clarify whether you believe listing your company in the U.S. and raising capital in the U.S. exposes you to potential liability under U.S. federal laws and
 Torsten Kuenzlen
FirstName LastNameTorsten Kuenzlen
Sundial Growers Inc.
Comapany NameSundial Growers Inc.
May 23, 2019
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         regulations.
Use of Proceeds, page 49

12. Please provide the amount of the proceeds you intend to use for each of the specified uses on page 49. In addition, we note your disclosure on page 60 regarding your plans to expand your capacity at the Olds, Merritt and Bridge Farm facilities. Please provide an estimate of whether the net proceeds are sufficient to fully fund your current expansion plans, and, if not, please provide an estimate of the amount and sources of other funds needed. Finally, please disclose whether you currently have any plans, arrangements or understandings to acquire any other businesses or assets, and, if so, please briefly describe any businesses or assets to be purchased.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Share-Based Compensation, page 77

13. Please disclose how you estimate the value of common stock underlying the share-based compensation. In addition, once you have an estimated offering price or range, please explain to us any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.
Our Company, page 80

14. Please revise here and in your prospectus summary to clarify, if true, that you currently only produce and sell cannabis for adult-use in Canada and that you have yet to produce or sell medical marijuana or CBD in Canada or any other jurisdiction. Our Approach, page 82

15. In the last paragraph on page 82, please disclose the timetable for the phased transition of
         Bridge Farm's existing revenue-producing facilities to hemp cultivation. If there currently is no timetable, please disclose that. Please provide this disclosure in the prospectus summary, too.
Business
Our Growth Strategies, page 84

16. We note that many of your plans depend on increasing your capacity. Please disclose here your current capacity and provide an estimate of the required capacity necessary for the growth strategies you list on pages 84 and 85. For example, on page 85 you state that
         "[a]s capacity allows, [you] will launch additional products under [the] Sundial brand in
         Canada. In addition, please disclose when you anticipate expanding the Sundial brand
 Torsten Kuenzlen
FirstName LastNameTorsten Kuenzlen
Sundial Growers Inc.
Comapany NameSundial Growers Inc.
May 23, 2019
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         and discuss where you currently sell this product.
Our Brands and Products, page 87

17. To provide investors with context for your business, please add a discussion of the different types of cannabis plants you are using or intend to use for your products, such as hemp and marijuana, and describe their qualities. In addition, please provide the cannabinoid profiles for your products and explain the legal significance of the THC and
         CBD levels.
Our Research Partnerships, page 90

18. If material to your business, please disclose the key terms of your research partnerships, including the term of the agreement, the amount each party is required to invest in the research, the ownership of any intellectual property created, and any milestone or royalty payments related to the products developed, and please file these agreements as exhibits to your registration statement if required by Item 601 of Regulation S-K. In addition, please identify the phase of the research you are in with each drug candidate or product, and whether you intend to seek approval from Canada or elsewhere in order to sell these products, if approved.
Legal Proceedings, page 94

19. We note your disclosure on page 34 that you have received notice of a legal proceeding commenced against you in the province of Quebec by a corporate customer alleging breach of a supply agreement. However, you do not list the province of Quebec as one of the provinces with which you have a supply agreement and your disclosure on page 96 states that Quebec has adopted a government-run model for retail and distribution of adult-use cannabis. Please revise your business section to clarify whether you have a supply agreement or have been approved to supply cannabis directly to retailers for adult-
         use cannabis by the province of Quebec.
Executive Compensation
Employment Agreements, page 113

20. Please disclose the material terms of the employment agreements you have with each of your NEOs.
Description of Capital
Other Important Provisions of our Amended Articles of Incorporation, By-Laws and the ABCA
Choice of Forum, page 127

21. We note your disclosure here and on page 45 that your bylaws contain an exclusive forum provision. Please disclose whether this provision applies to actions arising under the
         Securities Act or Exchange Act. If these provisions do not apply to actions arising under
 Torsten Kuenzlen
FirstName LastNameTorsten Kuenzlen
Sundial Growers Inc.
Comapany NameSundial Growers Inc.
May 23, 2019
May 23, 2019 Page 6
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         the Securities Act or the Exchange Act, please ensure that the exclusive forum provisions in the bylaws state this clearly. Please also file a copy of your bylaws with your next amendment or tell us when you plan to do so. Note that we may have further comment after review of this document and your revised disclosure. Consolidated Financial Statements, page F-2

22. We note starting on page F-43 that you identify February 28, 2018 financial statements are restated. Please tell us why you do not identify February 28, 2018 financial statements as restated here.
Consolidated Statements of Loss and Comprehensive Loss, page F-7

23. It appears as though you have elected under paragraph 99 of IAS 1 to classify expenses using the function of expense method described in paragraph 103 of IAS
1. However,
         share-based compensation expense would fall under the nature of expense method under paragraph 102 of IAS 1. Therefore, please revise your presentation to classify share-based compensation expense by functional expense and disclose the share-based compensation expense amounts in the notes to the financial statements rather than on the face of the statement of comprehensive loss.
24. Please revise the line item "Net effect of changes in fair value of biological assets and inventory" on page F-7 and throughout the filing to clarify that the change in fair value solely relates to the change in fair value of biological assets. Refer to paragraph 40 of
         IAS 41 and your disclosure on pages F-19 and F-55. In the future, separately present any write-downs of inventory pursuant to paragraph 36 of IAS 2.
Project Seed Topco Limited, page F-72

25. The predecessor financial statements are presented for the periods from July 1, 2015 through August 10, 2017. Please tell us why the successor financial statements are not presented for the period of August 11, 2017 to June 30, 2018. Reference an accounting guidance to support your presentation.
General

26. Please provide us mockups of any pages that include any additional pictures or graphics to bepresented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of these materials.
 Torsten Kuenzlen
Sundial Growers Inc.
May 23, 2019
Page 7

       You may contact Keira Nakada at 202-551-3659 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameTorsten Kuenzlen                      Sincerely,
Comapany NameSundial Growers Inc.
                                                        Division of Corporation
Finance
May 23, 2019 Page 7                                     Office of Healthcare &
Insurance
FirstName LastName